UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No )*

Onion Global Limited
(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share
(Title of Class of Securities)

68277G107**
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 68277G107 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on the New York Stock Exchange under the symbol “OG.” Each ten ADSs represent one Class A ordinary shares, par value US$0.0001 per share (“Class A ordinary shares”).

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68277G107
1.	Names of Reporting Persons Li Bai Global Limited
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Class A ordinary shares
	6.	Shared Voting Power 4,840,000 Class A ordinary shares(1)
	7.	Sole Dispositive Power 0 Class A ordinary shares
	8.	Shared Dispositive Power 4,840,000 Class A ordinary shares(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,840,000 Class A ordinary shares(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 46.04% (2)
12.	Type of Reporting Person CO

(1) Represents 4,840,000 Class B ordinary shares, par value US$0.0001 per share (“Class B ordinary shares”) that are convertible into 4,840,000 Class A ordinary shares held by Li Bai Global Limited.  Approximately 53.86% of the total outstanding shares of Li Bai Global Limited are beneficially held by Mr. Cong (Kenny) Li and approximately 46.14% of the total outstanding shares of Li Bai Global Limited are beneficially held by Mr. Pingsan Bai.

(2) Calculated based on 10,511,762 Class A ordinary shares issued and outstanding as of December 31, 2021 as provided by the Issuer, assuming conversion of all Class B ordinary shares into Class A ordinary shares.

CUSIP No. 68277G107
1.	Names of Reporting Persons Cong (Kenny) Li
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization PRC
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 511,640 Class A ordinary shares(1)
	6.	Shared Voting Power 4,840,000 Class A ordinary shares(2)
	7.	Sole Dispositive Power 2,607,000 Class A ordinary shares(3)
	8.	Shared Dispositive Power 0 ordinary shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,351,640 Class A ordinary shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 33.74% (4)
12.	Type of Reporting Person IN

(1) Represents 511,640 Class A ordinary shares underlying 511,640 restricted share units granted to Mr. Li that are vested as of December 31, 2021.

(2) Represents 4,840,000 Class B ordinary shares that are convertible into 4,840,000 Class A ordinary shares held by Li Bai Global Limited, which Mr. Li beneficially owns 53.86% of the total outstanding shares.  Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Li may be deemed to beneficially own all of the shares of the Issuer owned by Li Bai Global Limited. Mr. Cong (Kenny) Li disclaims economic interest in Class B ordinary shares held through Li Bai Global Limited except to the extent of his own pecuniary and economic interests therein.

(3) Represents 2,607,000 Class B ordinary shares that are convertible into 2,607,000 Class A ordinary shares beneficially owned by Mr. Li through Li Bai Global Limited. Mr. Li beneficially owns 53.86% of the total outstanding shares of Li Bai Global Limited.

(4) Calculated based on (i) 10,511,762 Class A ordinary shares issued and outstanding as of December 31, 2021 as provided by the Issuer, assuming conversion of all Class B ordinary shares into Class A ordinary shares, and (ii) 511,640 Class A ordinary shares underlying 511,640 restricted share units granted to Mr. Li that are vested as of December 31, 2021.

CUSIP No. 68277G107
1.	Names of Reporting Persons Pingsan Bai
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization PRC
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Class A ordinary shares
	6.	Shared Voting Power 2,233,000 Class A ordinary shares(1)
	7.	Sole Dispositive Power 2,233,000 Class A ordinary shares(1)
	8.	Shared Dispositive Power 0 ordinary shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,233,000 Class A ordinary shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 21.24% (2)
12.	Type of Reporting Person IN

(1) Represents 2,233,000 Class B ordinary shares that are convertible into 2,233,000 Class A ordinary shares beneficially owned by Mr. Pingsan Bai through Li Bai Global Limited, which Mr. Bai beneficially owns 46.14% of the total outstanding shares. Mr. Bai disclaims beneficial ownership of Class B ordinary shares held through Li Bai Global Limited except to the extent of his own pecuniary and economic interests therein.

(2) Calculated based on 10,511,762 Class A ordinary shares issued and outstanding as of December 31, 2021 as provided by the Issuer, assuming conversion of all Class B ordinary shares into Class A ordinary shares.

Item 1(a).	Name of Issuer:

Onion Global Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

No. 309 3-05 Huangpu Avenue Zhong, Tianhe District, Guangzhou City, Guangdong Province, People’s Republic of China.

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by the following reporting persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(1)	Li Bai Global Limited

(2)	Cong (Kenny) Li

(3)	Pingsan Bai

Item 2(b).	Address of Principal Business Office or, if none, Residence:

No. 309 3-05 Huangpu Avenue Zhong, Tianhe District, Guangzhou City, Guangdong Province, People’s Republic of China.

Item 2(c).	Citizenship:

Li Bai Global Limited – British Virgin Islands

Cong (Kenny) Li – PRC

Pingsan Bai – PRC

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value US$0.0001 per share

Item 2(e).	CUSIP Number:

There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 68277G107 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on the New York Stock Exchange under the symbol “OG.” Each ten ADSs represent one Class A ordinary shares, par value US$0.0001 per share (“Class A ordinary shares”)

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Li Bai Global Limited

By:	/s/ Cong (Kenny) Li
Name: Cong (Kenny) Li Title: Director

Cong (Kenny) Li

By:	/s/ Cong (Kenny) Li
Name: Cong (Kenny) Li

Pingsan Bai

By:	/s/ Pingsan Bai
Name: Pingsan Bai

Exhibit Index

Exhibit	Description
Exhibit A	Joint Filing Agreement dated, February 14, 2022, by and among Li Bai Global Limited, Cong (Kenny) Li and Pingsan Bai